Exhibit 99.1

MOL Global, Inc. Announces Management Changes and the Intention to File Form 15F to Deregister In The United States under The Securities Exchange Act Of 1934

KUALA LUMPUR, Malaysia, Aug 15. 2016 (GLOBE NEWSWIRE) - MOL Global, Inc. (“MOL” or the “Company”), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced that on July 22, 2016, Ramesh Pathmanathan tendered his resignation as Group Chief Financial Officer of the Company due to personal reasons and not as result of any disagreement with the Company’s policies or practices.

The Management and the Board would like to thank Ramesh Pathmanathan for his service to the Company and wish him well in his future endeavors.

The Management and the Board are pleased to announce Christopher Wong Kok Fei, will assume the position of Group Chief Financial Officer of MOL Global, Inc. Christopher Wong has been the Group Head of Financial Planning & Analysis for MOL since January 2016. Prior to joining MOL, Christopher has held various senior finance roles including Finance Director in Fujitsu Malaysia Sdn Bhd from 2013 until 2015, and before that as CFO of Pulse Group Plc, a small cap UK listed company for 3 years

Christopher has more than 18 years of experience in the areas of finance, operations & reporting, corporate finance, commercial management and financial planning. Christopher graduated with a degree in Finance & Accounting from Middlesex University, in the UK in 1995 and has been a member of the Association of Chartered Certified Accountants (ACCA) in the UK since 1997. The Management and the Board welcome his appointment to take MOL Global, Inc. forward.

On August 25th 2016, MOL will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the “Commission” or “SEC”). In effect, the filing of the Form 15F with the SEC will be that, MOL Global will terminate the registration of its securities and its reporting obligations under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Termination”). Upon filing the Form 15F, MOL’s reporting obligations with the SEC, including its obligation to file reports on Form 20-F and to furnish reports on Form 6-K, will be immediately suspended. The Termination is expected to become effective no later than 90 days after the filing of the Form 15F, if there are no objections from the SEC.

The Members of MOL’s Board of Directors voted unanimously to file the Form 15F after considering the advantages and disadvantages of being an SEC reporting company. The Company’s Board of Directors considered many elements in reaching their decision, including: the substantial costs, both direct and indirect, associated with the preparation and filing of periodic reports with the SEC, the current level of analyst coverage, the minimal liquidity for the Company’s ADR’s, the additional outside legal and accounting resources required, the amount of time management spends on reporting obligations, the uncertainty across the broader public market for public stocks, as well as the nature and extent of the trading of the Company’s ADRs.

About MOL Global, Inc.

MOL Global, Inc. (OTC PINK: MOLGY) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across four continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks. For more information, please visit ir.mol.com.

FORWARD LOOKING STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “target,” “going forward” and similar statements. Among other things, our strategic and operational plans contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

MOL Global, Inc.

Charles Tan

Email: IR@mol.com

For more information, visit the web site at ir.mol.com